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SEC FILE NUMBER
8-68132

SEC Mail Processing
FEB 07 2025
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ventoux Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

771 Indian Trail Rd
(No. and Street)

Gardnerville (City) NV (State) 89460 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark T Manzo (Name) (201) 519-1905 (Area Code – Telephone Number) mmanzo@moppartners.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

AGL CPA Group, LLC
(Name – if individual, state last, first, and middle name)

1870 Buford Highway, Ste 100 (Address) Duluth (City) GA (State) 30097 (Zip Code)

05/19/2009 (Date of Registration with PCAOB)(if applicable) 3488 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Mark Jordan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ventoux Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Member

See California Jurat Attached C.V. 1/27/25

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 27 day of JANUARY, 20 25, by Mark Todd Jordan

____,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

WILLIAM ZEN VALDEZ
Notary Public - California
Los Angeles County
Commission # 2498659
My Comm. Expires Aug 26, 2028

(Seal) Signature ____________________

VENTOUX SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS		
Cash and cash equivalents	$	45,497
Total assets	$	45,497
LIABILITIES AND MEMBERS' EQUITY		
Liabilites:		
Current liabilities		
Accounts payable & Accrued expenses	$	5,056
Total liabilities		5,056
Members' equity :		
Members' equity		40,441
Total members' equity		40,441
Total liabilities and members' equity	$	45,497

See accompanying notes.

1. Organization and description of business

Ventoux Securities, LLC (the "Company"), is a non-carrying, non-clearing, and non-introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company provides investment banking and mergers and acquisitions advisory services to middle market companies, private equity groups, and individuals buying and selling companies in multiple industry sectors throughout the United States of America. The Company generates revenue from a few large transactions each year. Because of the nature of this business, the Company may experience long periods without closing a transaction. The Company, a Georgia Limited Liability Corporation, formed on January 16, 2001 and is based in California.

2. Summary of significant accounting policies

a. Basis of accounting

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

b. Revenue recognition

Investment banking revenues include fees and commissions arising from advisory services. Fees and commissions are recorded at the time the transaction is completed and the related income is reasonably determinable. All related expenses, including commissions expense arising from these transactions, are also recorded at the date they are reasonably determined.

FASB ASU 2014-09, *Revenue from Contracts with Customers*, clarifies the principles of recognizing revenue from contracts with customers and improves financial reporting by creating common revenue recognition guidance for U.S. GAAP and International Financial Reporting Standards. This ASU will supersede the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and most industry-specific guidance. Entities are required to apply the following steps when recognizing revenue under ASU 2014-09: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation..

c. Advertising costs

Advertising and promotion expenses are recognized as incurred. There were no advertising costs incurred during the year.

2. Summary of significant accounting policies (continued)

d. *Income taxes*

The Company is a Georgia Limited Liability Corporation ("LLC") and is taxed as a partnership for income tax purposes. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements as the tax effects of the Company's activities are the responsibility of its members.

FASB ASC topic 740, *Income Taxes*, requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by an applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company evaluates its uncertain tax positions using the provisions of FASB ASC topic 450, *Contingencies*. Management believes that there are no material uncertain tax positions that should be accrued as of December 31, 2024. The Company is no longer subject to examination by taxing authorities for years prior to 2021.

e. *Cash and cash equivalents*

The Company considers all cash and money market investments with maturities of three months or less to be cash equivalents.

f. *Use of estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

g. *Accounts receivable and bad debts*

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments, ---- Credit Losses (Topic 326):

Measurement on Credit Losses on Financial Instruments, which amends the FASB's guidance on impairment of financial Instruments. The ASU add to GAAP, an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, the Company recognizes as an allowance its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt instruments.

2. Summary of significant accounting policies (continued)

As of December 31,2024, the Company did not have any accounts receivable outstanding,

Accordingly, no allowance for credit losses has been recorded in the accompanying financial statement.

h. Subsequent events

The Company has evaluated subsequent events through the date and time the financial statements were available to be issued on January 27, 2025.

i. Fair value of financial instruments

The Company determines fair value of financial instruments in accordance with FASB ASC topic 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.

FASB ASC topic 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income, and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

As a basis for categorizing these inputs, FASB ASC topic 820, *Fair Value Measurements and Disclosures*, establishes the following hierarchy, which prioritizes the inputs used to measure fair value from market based assumptions to entity specific assumptions:

- Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.
- Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

2. Summary of significant accounting policies (continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

i. Fair value of financial instruments

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

There are no assets or liabilities that are measured at fair value on a recurring basis.

3. Net capital requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers is required to maintain minimum net capital 6-2/3% of aggregate indebtedness, or $5,000, whichever is greatest. As of December 31, 2024, the Company has net capital of $40,441 which exceeds its requirement of $5,000 by $35,441. The Company's ratio of aggregate indebtedness to net capital was .0125 to 1.

4. Concentrations of credit risk

The Company maintains cash balances at banks and other financial institutions. At various times during the year these balances may exceed Federal Deposit Insurance Corporation (FDIC) limits. The Company is engaged in various investment banking activities in which counterparties primarily include private and public companies. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

5. Customer concentrations

During the year all commission revenue was generated from two customers.

6. Related party transactions

The commission expense paid by The Company was substantially to a related party.

AGL CPA Group, LLC
Service + Expertise = Value
2905 Premiere Parkway, Ste. 150
Duluth, GA 30097
http://aglcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
Ventoux Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ventoux Securities, LLC as of December 31. 2024, the related statements of income, and members' capital, and cash flows for the year then, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ventoux Securities, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ventoux Securities, LLC's management. Our responsibility is to express an opinion on Ventoux Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ventoux Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, the computation for determination of reserve requirements under rule 15c3-3 of the Securities and Exchange Commission (collectively, the "Schedules") has been subjected to audit procedures performed in conjunction with the audit of Ventoux Securities LLC's financial statements. The supplemental information is the responsibility of Ventoux Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

AGL CPA Group, LLC

We have served as Ventoux Securities, LLC's auditor since 2010.

Duluth, Georgia

January 27, 2025